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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                                (AMENDMENT NO. 6)
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                              VLSI TECHNOLOGY, INC.
                            (NAME OF SUBJECT COMPANY)

                              KPE ACQUISITION INC.
                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
                           (ROYAL PHILIPS ELECTRONICS)
                                    (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (INCLUDING THE ASSOCIATED RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                    981270109
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                WILLIAM E. CURRAN
                                    PRESIDENT
                           1251 AVENUE OF THE AMERICAS
                                   20TH FLOOR
                            NEW YORK, NEW YORK 10020
                                  212-536-0500
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:
                             NEIL T. ANDERSON, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000


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       This Amendment No. 6 amends the Tender Offer  Statement on Schedule 14D-1 filed on March 5, 1999 (the "Schedule 14D-1") by Koninklijke Philips Electronics N.V., a company incorporated under the laws of The Netherlands ("Royal Philips"), and KPE Acquisition Inc. (the "Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Royal Philips, with respect to the Purchaser's Offer to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), including the associated rights to purchase preferred stock (the "Rights" and, together with the Common Stock, the "Shares") of VLSI Technology, Inc., a Delaware corporation (the "Company"), at $17.00 per Share net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), which were filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-1, respectively. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase.

ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

       Item 3 is hereby amended to add the following:

               On April 7, 1999, Royal Philips and the Company entered into a Confidentiality/Standstill Agreement (the "Confidentiality/Standstill Agreement"), pursuant to which the Company agreed that it will provide to Royal Philips and its affiliates access to the Company's senior management and certain non-public information concerning the Company and its affairs. A copy of the Confidentiality/Standstill Agreement is attached to this Schedule 14D-1 as Exhibit (g)(6), which is incorporated by reference herein.

               According to the terms of the Confidentiality/Standstill Agreement, representatives of the Company, including officers thereof and the Company's legal and financial advisors, will conduct due diligence sessions with representatives of Royal Philips, including officers thereof, and Royal Philips' legal and financial advisors, on April 8, 1999 and April 9, 1999, with the opportunity for follow-up due diligence thereafter. As part of this process, Royal Philips, the Company and their respective advisors may discuss and negotiate the terms of a possible transaction pursuant to which Royal Philips may acquire the Company; the Company may request Royal Philips to make a formal proposal for a strategic transaction with the Company; and Royal Philips could make such a formal proposal pursuant to the Company's request. No assurance can be given that any discussion or negotiation will result in a request by the Company for a submission of a proposal or that any such proposal, if made, by Royal Philips would result in an agreement pursuant to which Royal Philips would acquire the Company.

               The Confidentiality/Standstill Agreement includes certain provisions that bear upon the Offer. From April 7, 1999 through May 9, 1999, Royal Philips and its affiliates will, with certain exceptions, not, among other things, (a) purchase any Shares of the Company, whether pursuant to the Offer or otherwise, (b) solicit written consents, or (c) seek to convene a special meeting of the stockholders of the Company. From April 7, 1999 to 5:00 p.m., New York City time, on May 7, 1999, neither Philips, its affiliates nor the Company will solicit proxies for use at the Company's 1999 Annual Meeting or take steps in furtherance thereof by filing preliminary proxy materials with the Commission. Also, pursuant to the Confidentiality/Standstill Agreement, the Company will set June 8, 1999 as the date of its 1999 Annual Meeting and May 10, 1999 as the record date for the Consent Solicitation. Under certain circumstances specified in the Confidentiality/Standstill Agreement, including the Company entering into a strategic transaction with a third party, the foregoing standstill agreements will be terminated.

ITEM 10. ADDITIONAL INFORMATION.

       Item 10 is hereby amended to add the following:

               The Expiration Date of the Offer which was scheduled for 12:00 midnight, New York City time, on Friday, April 16, 1999 has been extended to 12:00 midnight, New York City time, on Monday, May 10, 1999, unless the Offer is further extended. Royal Philips reserves the right to change the Expiration Date to an earlier date if one or more of the standstill provisions of the Confidentiality/Standstill Agreement terminates prior to May 9, 1999 in accordance with the terms of the Confidentiality/ Standstill Agreement.

               In  addition,  on April 8,  1999,  Royal  Philips  issued a press
       release  announcing  the  execution  of  the   Confidentiality/Standstill
       Agreement and the extension of the Expiration Date.


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ITEM 11.   MATERIAL TO BE FILED AS EXHIBITS.

       Item 11 is hereby amended to add the following:

(a)(12) Press release issued by Royal Philips, dated April 8, 1999, announcing the execution of the Confidentiality/Standstill Agreement and the extension of the Expiration Date.

(g)(6) Confidentiality/Standstill Agreement, dated April 7, 1999, between Royal Philips and the Company.


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                                   SIGNATURES

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 8, 1999

                                           KONINKLIJKE PHILIPS ELECTRONICS N.V.



                                           By: /s/ GUIDO R.C. DIERICK
                                               --------------------------------
                                               Name:  Guido R.C. Dierick
                                               Title: Director and Deputy
                                                        Secretary


                                           KPE ACQUISITION INC.



                                           By: /s/ BELINDA CHEW
                                               --------------------------------
                                               Name:  Belinda Chew
                                               Title: Vice President


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                                  EXHIBIT INDEX


EXHIBIT
NUMBER                                  DESCRIPTION
-------                                 -----------

(a)(12) Press release issued by Royal Philips, dated April 8, 1999, announcing the execution of the Confidentiality/Standstill Agreement and the extension of the Expiration Date.

(g)(6) Confidentiality/Standstill Agreement, dated April 7, 1999, between Royal Philips and the Company.


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